Exhibit 99.63

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

The following is Management’s Discussion and Analysis (“MD&A”) of the consolidated financial condition and results of operations of Midas Gold Corp. (“Midas Gold” or the “Corporation”) for the three and six months ended June 30, 2020. This MD&A should be read in conjunction with Midas Gold’s unaudited condensed consolidated interim financial statements (“Interim Financial Statements”) for the three and six months ended June 30, 2020 prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting (“IAS 34”), using accounting policies that are consistent with the International Financial Reporting Standards (“IFRS”), and the MD&A of Midas Gold for the year ended December 31, 2019. Additional corporate information, including Midas Gold’s most recent Annual Information Form (“AIF”) and other continuous disclosure documents can be accessed through the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com and the Corporation’s website at www.midasgoldcorp.com.

To the extent applicable, updated information contained in this MD&A supersedes older information contained in previously filed continuous disclosure documents. Information contained on the Corporation’s website that is not incorporated by reference does not form part of this MD&A. This MD&A contains forward-looking statements that are based on certain estimates and assumptions and involve risks and uncertainties. Actual results may vary materially from management’s expectations. See the “Forward-Looking Statements” and “Risks and Uncertainties” sections in this MD&A for further information. All “$” dollars in this MD&A are United States Dollars, unless specifically stated as “C$” which are Canadian Dollars.

The information in this MD&A is provided as at August 13, 2020.

OVERVIEW

Midas Gold Corp. (the “Corporation” or “Midas Gold”) was incorporated on February 22, 2011 under the Business Corporations Act of British Columbia. The Corporation was organized to hold shares in wholly owned subsidiaries that locate, acquire, develop and restore mineral properties located principally in the Stibnite – Yellow Pine mining district in Valley County, Idaho, USA. The Corporation’s principal asset is 100% ownership in subsidiaries that control the Stibnite Gold Project (“Stibnite Gold Project” or the “Project”). The Corporation currently operates in one segment, mineral exploration in the United States. The corporate office of Midas Gold is located at 890-999 West Hastings Street, Vancouver, BC, V6C 2W2, Canada.

QUARTER HIGHLIGHTS

On April 1, 2020, the Corporation announced the United States Forest Service (“USFS”) and other regulators working on the Stibnite Gold Project (“Project”) had released an updated permitting schedule and committed to releasing the Draft EIS for public review in Q3, 2020. The updated schedule came after a comprehensive internal review by federal and state regulators of the preliminary Draft EIS that identified areas for improvement and refinement resulting in a more user-accessible document. The USFS also pledged to provide additional resources to undertake the final review and release of the Draft EIS. The updated schedule should ultimately support a complete and robust record of decision (“ROD”) at the conclusion of the NEPA process later in 2021. A number of key milestones have been built into the updated Draft EIS timeline which will be monitored closely to keep those working on the project on track and on schedule. The USFS intends that the additional time allotted will make the document easier for the public to review and understand. Subsequent to quarter end, on July 2, 2020, the USFS and other regulators working on the Project released their quarterly Schedule of Proposed Actions (“SOPA”), indicating that the USFS expects to release the Draft EIS for public review in August 2020.

Midas Gold Corp. | Management’s Discussion & Analysis 1

FORWARD-LOOKING STATEMENTS

This MD&A and certain information incorporated by reference in this MD&A contain “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). Such forward-looking information and statements relate to, among other things, the Corporation’s strategy, projects, plans and future or operating performance. All statements that are not statements of historical fact are “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” as that term is defined in National Instrument 51-102 (“NI 51-102”) of the Canadian Securities Administrators. Certain forward-looking information may also be considered future-oriented financial information (“FOFI”) as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures, and readers are cautioned that FOFI may not be appropriate for other purposes.

Forward-looking information can frequently, but not always, be identified by the use of words such as “plans”, “expects", “estimates”, “intends”, “possible”, “goals”, “anticipate”, “determine” or “believes”, or variations or the negative of such words and phrases, or statements that certain actions, conditions, events or results “may”, “could”, “would”, “should” or “will”, “occur” or “be achieved” or the negative of these terms or comparable terminology. Such forward-looking information is set forth, among other places, under the headings “2020 Outlook and Goals”, “Capital Resources and Liquidity” and “Mineral Properties”, and elsewhere in the MD&A and may include, without limitation, statements regarding the perceived merit of properties; the timing and ability to complete or obtain, as applicable, feasibility studies and regulatory processes relating to permitting for site restoration and redevelopment of the Project; feasibility study results (including projected economic returns, operating costs, and capital costs); cash flow forecasts; exploration results at the Corporation’s properties; budgets; work programs; permitting or other timelines; the Corporation’s engagement and consultation with regulators, communities, tribes and other stakeholders in respect of the Project and the Corporation’s Plan of Restoration and Operations (“PRO”); the ability of the Corporation to discharge its liabilities as they become due, to continue to advance the Project through 2020 and beyond, and to meet its administrative and overhead requirements for more than a year; estimated timing for construction of, and production from, any new projects; strategic plans, including without limitation the Corporation’s strategy and plans in respect of environmental and social governance issues; the market price of gold; expectations regarding future price assumptions, financial performance and other outlook or guidance or other statements that are not statements of historical fact.

Forward-looking information is necessarily based upon a number of estimates and assumptions, including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Corporation as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. With respect to forward-looking information contained herein, the Corporation has applied several material factors or assumptions including, but not limited to, certain assumptions as to production rates, operating costs, recovery and metal costs; that any additional capital and financing needed will be available on reasonable and acceptable terms; the exchange rates for the U.S. and Canadian currencies will be consistent with the Corporation’s expectations; that the current exploration, development, environmental and other objectives concerning the Project can be achieved and that the Corporation’s other corporate activities will proceed as expected; that the formal review process under the National Environmental Policy Act (including a joint review process involving the USFS, the State of Idaho and other agencies and regulatory bodies), as well as the public comment period and environmental impact statement, will proceed in a timely manner and as expected; that litigation challenging the Corporation’s current business model can be reasonably anticipated and adequately defended; that the current price and demand for gold and other metals will be sustained or will improve; the equipment and personnel required for permitting, construction and operations will be available on a continual basis; there will be no unforeseen delays, unexpected geological or other effects, equipment failures, or permitting or other delays; that general business, economic and market conditions will not change in a materially adverse manner and that all necessary governmental approvals and authorization for the planned exploration, development and environmental protection activities relating to the Project will be obtained in a timely manner and on acceptable terms; and the continuity of economic and political conditions and operations of the Corporation.

Midas Gold Corp. | Management’s Discussion & Analysis 2

The forward-looking information contained herein is subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events, results, performance and/or achievements of the Corporation to differ materially from any future events, results, performance and/or achievements expressed or implied by such forward-looking information. In addition to those discussed in the Corporation’s public disclosure record and the risks and uncertainties set out in this MD&A under the heading “Risks and Uncertainties”, such risks and other factors include, among others, risks involved in fluctuations in gold and other commodity prices and currency exchange rates; the speculative nature of mineral exploration and development; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; changes in project parameters as plans continue to be refined; risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; the benefits expected from recent transactions being realized; failure to comply with environmental and health and safety laws and regulations; risks related to cooperation of government agencies and federally recognized tribes in the exploration and development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; uncertainty as to timely availability of permits and other approvals; non-renewal of key licenses by governmental authorities; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in the Corporation’s credit ratings; the impact of inflation; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, tribal governments and other jurisdictions in which the Corporation or its affiliates do or may carry on business in the future; risks associated with illegal and artisanal mining; risks associated with new diseases, epidemics and pandemics, including the effects and potential effects of the global COVID-19 pandemic; the possibility that future exploration results will not be consistent with the Corporation’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation and legal and administrative proceedings; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Corporation; the Corporation’s ability to successfully integrate acquisitions or complete divestitures; employee relations including loss of key employees; and increased costs and physical risks, including extreme weather events and resource shortages, related to climate change. The Corporation also cautions that its 2020 Outlook and Goals may be impacted by the unprecedented business and social disruption caused by the spread of COVID-19.

All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect the Corporation’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A.

Although the Corporation has attempted to identify important factors that could affect the Corporation and may cause actual actions, events or results to differ materially from those described in the forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on such forward- looking information. Except as required by law, Midas Gold does not assume any obligation to release publicly any revisions to forward-looking information contained in this MD&A to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are cautioned that forward-looking statements are not guarantees of future performance.

Midas Gold Corp. | Management’s Discussion & Analysis 3

2020 OUTLOOK AND GOALS

During 2020, Midas Gold’s objectives continue to be to advance the permitting process for the Stibnite Gold Project under the National Environmental Protection Act (“NEPA”) and, in parallel, to advance the technical work and studies needed to support the completion of a feasibility study for the Project. In conjunction with the foregoing, Midas Gold will continue to engage and consult with regulators, communities, tribes and other stakeholders to the best of its ability in respect of the concepts for the Project set out in the Plan of Restoration and Operations (“PRO”) in order to ensure that plans for the restoration and redevelopment of the Project addresses concerns and issues to the extent environmentally, technically and commercially feasible. As part of this ongoing process, Midas Gold submitted a modified version of the PRO to the regulators in Q2/19 which incorporated a number of refinements to the original PRO that are designed to reduce footprint and improve environmental outcomes and enhance habitat. This modified PRO is being considered alongside other alternatives being assessed by the regulators under NEPA. Currently, the next milestone for the Project is the publication of the Draft EIS, which is anticipated to occur in August 2020, followed by a public comment period and, subsequently, the publication of a feasibility study for the Project later in 2020, a final EIS in Q2/21 and a Record of Decision in Q3/21 (according to the latest schedule published be regulators). The extended permitting schedule, related to delays announced in 2018, 2019 and early 2020, provided Midas Gold the opportunity to undertake certain value engineering exercises and, where appropriate, to include the results of such evaluations in the planned feasibility study. As part of this Project optimization process, Midas Gold’s personnel and its consultants are working to optimize various aspects of the Project, including mine planning, scheduling and stockpiling, plant layout and water management strategies. Some of these optimizations may be addressed in the feasibility study, when published.

The Corporation continues to balance the timing and prioritization of expenditures with the intention of delivering the Corporation’s major objectives in a timely and cost-effective manner.

RESULTS OF OPERATIONS

Net Loss/(Income) and Comprehensive Loss/(Income)

	Three Months Ended		Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
EXPENSES
Consulting	$1,483	$38,643	$9,006	$38,643
Corporate salaries and benefits	235,976	245,483	416,682	448,280
Depreciation	70,532	58,698	145,955	125,203
Directors’ fees	41,309	33,465	84,618	62,414
Exploration and evaluation	6,783,150	6,150,128	12,275,198	11,740,783
Office and administrative	27,937	(6,059)	55,103	55,462
Professional fees	99,242	83,957	106,327	146,883
Share based compensation	336,620	372,595	887,864	1,141,473
Shareholder and regulatory	68,955	123,617	165,484	233,789
Travel and related costs	2,400	80,294	28,849	114,436
OPERATING LOSS	$7,667,604	$7,180,821	$14,177,086	$14,107,366

OTHER EXPENSES (INCOME)
Change in fair value of warrant derivative	$193,889	$(155,231)	$39,045	$(324,227)
Change in fair value of convertible note derivative	31,116,764	(14,228,614)	30,256,819	(22,637,383)
Finance costs	1,152,959	659,032	2,242,551	1,308,360
Foreign exchange loss/(gain)	3,830,373	1,320,033	(2,076,139)	2,501,729
Interest income	(89,395)	(127,631)	(171,761)	(284,081)
Total other expenses/(income)	$36,204,590	$(12,532,411)	$30,290,515	$(19,435,602)

Net Loss/(Income) and Comprehensive Loss/(Income)	$43,872,194	$(5,351,590)	$44,467,601	$(5,328,236)

Midas Gold Corp. | Management’s Discussion & Analysis 4

Net loss/(income) and comprehensive loss/(income) for Midas Gold for the three- and six-month periods ended June 30, 2020 was $43.9 million and $44.5 million, respectively, compared with income of $5.4 million and $5.3 million for the corresponding periods of 2019. This $49.8 million change for the six-month period was primarily attributable to a $52.9 million increase in non-cash losses related to the change in the fair value of the Convertible Note Derivative, a $0.9 million increase in finance costs, a $0.5 million increase in exploration and evaluation expenses, a $0.4 million increase in non-cash losses related to the change in fair value of the warrant derivative and a $0.1 million decrease in interest income. These losses were partially offset by a $4.6 million increase in foreign exchange gains and a $0.3 million decrease in share-based compensation. As noted above, for the three- and six-months ended June 30, 2020, the Corporation’s main focus was the continued evaluation and advancement of the Stibnite Gold Project. An analysis of each line item follows.

Consulting

This expense relates to consulting services provided to the Corporation that do not relate to the exploration and evaluation of the Stibnite Gold Project. The expense for the three and six months ended June 30, 2020 is lower than the comparable periods in the previous year primarily due to permitting delays that resulted in scaling back on the Project Finance Advisor during the first half of 2020.

Corporate Salaries and Benefits

This expense results from salaries and benefits of the employees that are not directly related to the exploration and evaluation of the Stibnite Gold Project, primarily Canadian corporate employees. Salaries and benefits for the three months ended June 30, 2020 are consistent with the comparable period in the prior year. This expense for the six months ended June 30, 2020 is lower than the comparable period in the prior year due to the timing and amount of short-term incentive accruals.

Depreciation

This expense relates to the depreciation of the Corporation’s building and equipment. The expense for the three and six months ended June 30, 2020 is higher than the comparable periods in the previous year due to office leases signed during the second half of 2019 that are now being depreciated under IFRS 16.

Directors’ Fees

Each of the Corporation’s non-executive directors is entitled to annual base fees paid in quarterly installments, with the independent Lead Director, Chairs of Board Committees and Members of Board Committees receiving additional fees commensurate with each role. This expense for the three and six months ended June 30, 2020 is higher than the comparable periods in the previous year due to one additional paid director, a board approved increase in fees related to the increase in workload of the directors and the effective currency of fees paid converted to USD during the quarter.

Exploration and Evaluation

This expense relates to all exploration and evaluation expenditures related to the Stibnite Gold Project, including labour, drilling, field office costs, engineering, permitting, environmental and sustainability costs. The Corporation’s exploration and evaluation expenses during the three and six months ended June 30, 2020 are higher than the same periods in the prior year primarily due to an increase in permitting expenditures, partially offset by decreases in engineering work and lower legal and sustainability costs related to payments made to the Stibnite Foundation during Q2 of the previous year. Additional details of expenditures incurred are as follows:

	Three Months Ended		Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Exploration and Evaluation Expenditures
Consulting and labor cost	1,371,493	1,379,945	2,565,170	2,515,617
Field office and drilling support	530,619	470,650	854,114	860,971
Engineering	315,182	350,069	560,593	1,239,901
Permitting	4,161,852	2,813,632	7,233,892	5,512,557
Environmental and reclamation	92,003	-	233,892	-
Legal and sustainability	312,001	1,135,832	827,537	1,611,737
Exploration and Evaluation Expense	$6,783,150	$6,150,128	$12,275,198	$11,740,783

Midas Gold Corp. | Management’s Discussion & Analysis 5

Office and Administrative

This expense is primarily made up of costs associated with the maintenance of an office in Vancouver, BC. The costs for the three months ended June 30, 2020 are higher than the comparable period in the prior year primarily due to a reclass in costs in the prior year. The costs for the six months ended June 30, 2020 are consistent with the comparable period in the prior year.

Professional Fees

This expense relates to the legal and accounting costs of the Corporation. The costs for the current quarter are consistent with the comparative period in the prior year. The costs for the six months ended June 30, 2020 are lower than the comparative period in the prior year primarily due to a reclass in costs during Q1 2020.

Share Based Compensation

This expense is due to the compensation of directors, officers, employees and consultants that are share based. Shared based compensation for the three months ended June 30, 2020 is consistent with the comparative period in the prior year. Share based compensation for the six-months ended June 30, 2020 is lower than the comparative period in 2019 due to 0.5 million fewer options granted during Q1 2020 and a decrease in stock price on the grant date over the previous year. The fair value of options granted is estimated at the time of the grant using the Black-Scholes option pricing model which uses various assumptions that are outlined in the Corporation’s condensed consolidated interim financial statements for the quarter ended June 30, 2020.

Shareholder and Regulatory

This expense is associated with marketing, licenses and fees, and shareholder communications. The expense for the three and six months ended June 30, 2020 is lower than the comparable periods in the previous year primarily due to the cancellation of investor conferences as a result of COVID-19.

Travel and Related Costs

This expense is a result of travel and meal costs of the Corporation’s directors, officers, employees and consultants whilst undertaking business on behalf of the Corporation. The expense for the three and six months ended June 30, 2020 is lower than the comparable periods in the previous year due to the impact of COVID-19 travel and entertainment restrictions currently in place throughout the world.

Change in Fair Value of Warrant Derivative

The Corporation issued 2,000,000 warrants in a financing transaction in May 2013, with an exercise price denominated in Canadian dollars. The Corporation determined that warrants with an exercise price denominated in a currency that is different from the entity’s functional currency should be classified as a derivative and carried at their fair value. Any changes in their fair value from period to period have been recorded as a gain or loss in the consolidated statement of net loss/(income) and comprehensive loss/(income). There are no circumstances under which Midas Gold will be required to pay cash upon exercise or expiry of the warrants or finder’s options (see Note 4 in the Interim Financial Statements).

Change in Fair Value of Convertible Note Derivative Liability

The Corporation issued unsecured Convertible Notes with an interest rate of 0.05% per annum in March 2016 and March 2020 with an exercise price denominated in Canadian dollars. The Corporation determined that the Convertible Notes with an exercise price denominated in a currency that is different from the entity’s functional currency should be classified as a derivative and carried at their fair value. Any changes in their fair value from inception to balance date have been recorded as a gain or loss in the consolidated statement of net loss/(income) and comprehensive loss/(income). The Convertible Note derivative is valued at fair value in accordance with IFRS. The change in fair value is due to an increase in the Corporation’s share price. There are no circumstances in which the Corporation would be required to pay cash upon conversion of the Convertible Notes (see Notes 5 and 6 in the Interim Financial Statements).

Finance Costs

Finance costs for the Corporation include accretion and interest expense related to the Convertible Notes described above, transaction costs related to the 2020 Notes issued in March 2020 and interest expense on lease liabilities. These costs are higher than the comparable period in the previous year primarily due to the transaction costs on newly issued 2020 Notes and compounding interest on the principle balance of the Convertible Notes.

Midas Gold Corp. | Management’s Discussion & Analysis 6

Foreign Exchange

This loss for the current quarter and gain for the six months ended June 30, 2020 is a result of the translation of the Corporation’s Canadian dollar denominated balances as of June 30, 2020, primarily on the Convertible Notes and the Convertible Note Derivatives. The Corporation experienced changes in foreign exchange from the comparative three and six-months ended 2019 due to the change in the value of the Canadian dollar compared to the US dollar.

Interest Income

This income results from interest received on the Corporation’s cash balances. Interest income decreased in the three and six months ended June 30, 2020 compared to the same period in the prior year as a result of lower average cash balances.

Balance Sheet

An analysis of the June 30, 2020 and December 31, 2019 statements of financial position of the Corporation follows.

Total Assets

Total assets increased during the six months ended June 30, 2020 from $90.5 million to $111.5 million primarily as a result of cash received during the March 2020 financing partially offset by cash used in operations to fund the Stibnite Gold Project.

Equity

Equity for the six months ended June 30, 2020 is lower than the equity reported at December 2019 due to an increase in deficit, primarily related to the movement in the Convertible Note Derivative.

Total Liabilities

Total liabilities increased during the six months ended June 30, 2020 from $57.8 million to $122.1 million, primarily as a result of the issuance of the 2020 Notes during March and the change in fair value of the Convertible Note Derivatives, which increased from $25.5 million at December 31, 2019 to $73.0 million at June 30, 2020. The Convertible Note Derivative is valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay cash upon conversion of the Convertible Notes (see Notes 5 and 6 in the Financial Statements).

Cash Flows

Midas Gold’s net change in cash and cash equivalents for the three months ended June 30, 2020 was an outflow of $6.6 million (2019 – $8.3 million inflow). The net change in cash and cash equivalents for the six months ended June 30, 2020 was an inflow of $21.4 million (2019 - $2.9 million inflow). The net inflows from financing and investing activities during the first half of 2020 were partially offset by outflows from operating activities.

Operating cash outflows for the three and six months ended June 30, 2020 were $6.7 million and $13.6 million respectively (2019 - $6.2 million and $11.9 million, respectively) and Financing cash inflows for the three and six months ended June 30, 2020 were nil and $34.8 million, respectively (2019 – $14.1 million and $14.3 million, respectively).

QUARTERLY RESULTS

The net (loss)/income and comprehensive (loss)/income of Midas Gold for the previous eight calendar quarterly periods is tabulated below.

	Revenue	Net (Loss)/Income & Comprehensive (Loss)/Income	Basic & Diluted (Loss)/Income per Share	Total Assets	Long Term Liabilities	Cash Dividend
Quarter Ended	$	$	$	$	$	$
June 30, 2020	-	(43,872,194)	(0.16)	111,456,823	117,982,355	-
March 31, 2020	-	(595,406)	0.00	118,146,070	81,879,541	-
December 31, 2019	-	(11,509,323)	(0.03)	90,504,860	53,080,148	-
September 30, 2019	-	(5,118,799)	(0.02)	98,296,817	50,494,157	-
June 30, 2019	-	5,351,590	0.02	105,180,331	53,399,620	-
March 31, 2019	-	(23,354)	0.00	96,818,816	65,508,948	-
December 31, 2018	-	(5,995,672)	(0.03)	101,950,530	71,913,461	-
September 30, 2018	-	(3,092,514)	(0.01)	109,212,038	73,472,963	-

Midas Gold Corp. | Management’s Discussion & Analysis 7

The Corporation has had relatively consistent operating losses over the past eight quarters, with net income during Q2 of 2019. The most significant variances to the net loss/(income) and comprehensive loss/(income) are the change in the fair value of the warrant derivative, the Convertible Note Derivatives and foreign exchange fluctuations on the Convertible Notes and Convertible Note Derivatives. Exploration and evaluation expenditures create variances dependent on the nature of the work that is being completed in each quarter. The long-term liabilities include the Convertible Note Derivatives, which are valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay cash upon conversion of the Convertible Notes (see Notes 5 and 6 in the Interim Financial Statements).

CAPITAL RESOURCES AND LIQUIDITY

Capital resources of Midas Gold consist primarily of cash and liquid short-term investments. As of June 30, 2020, Midas Gold had cash and cash equivalents totaling approximately $38.9 million, approximately $0.6 million in other current assets and $3.3 million in trade and other payables.

With its current capital resources, Midas Gold has sufficient funds to continue to advance the Stibnite Gold Project towards completion of a feasibility study and to continue to advance the regulatory process related to permitting for mine development. During 2020 and beyond, Midas Gold plans to:

•	Continue engaging with Project stakeholders to provide those stakeholders with the opportunity for better understanding of the Project concepts and to provide a forum for such stakeholders to provide further input into the Project, possible options and alternatives;
•	Continue to collect environmental baseline data in support of the ongoing regulatory processes related to permitting for site restoration and redevelopment of the Project;
•	Continue to advance the Project towards completion of a Feasibility Study;
•	Continue to advance the regulatory process for the restoration and redevelopment of the Project, including the repair of legacy impacts and operation of a modern mining and processing facility that would provide a social and economic benefit to the local community and restoration of the Project site.

Midas Gold has a current liability of $0.3 million related to the warrant derivative. There are no circumstances under which Midas Gold will be required to pay any cash upon exercise or expiry of the warrants (see Note 4 in the Interim Financial Statements).

Midas Gold has long term liabilities of $117.8 million related to the Convertible Notes and the related embedded derivatives. The Convertible Note Derivatives are valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay cash related to the $73.0 million Convertible Note Derivatives upon conversion of the Convertible Notes (see Notes 5 and 6 in the Interim Financial Statements).

Midas Gold does not anticipate the payment of dividends in the foreseeable future.

It is management’s opinion, based on the Corporation’s current capital resources and liquidity, that the Corporation will have sufficient assets to discharge its liabilities as they become due, to continue to advance the Stibnite Gold Project through 2020 and beyond, and to meet its administrative and overhead requirements for more than a year.

Contractual Obligations

Mining Claim Assessments

The Corporation’s subsidiaries currently hold mining claims on which it has an annual assessment obligation of $250,470 to maintain the claims in good standing. The Corporation is committed to these payments indefinitely. Related to the Mining Claim Assessments is a $335,000 bond associated with the Corporation’s exploration activities.

Midas Gold Corp. | Management’s Discussion & Analysis 8

Stibnite Foundation

Upon formation of the Stibnite Foundation on February 26, 2019, the Corporation became contractually liable for certain future payments to the Foundation based on several triggering events, including receipt of a positive Record of Decision issued by the US Forest Service, receipt of all permits and approvals necessary for commencement of construction, commencement of construction, commencement of commercial production, and commencement of the final reclamation phase. These payments could begin as early as Q3 2021 based on the current permitting schedule and range from $0.1 million to $1 million (upon commencement of final reclamation phase) in cash and 1.5 million in shares. During commercial production, the Corporation will make payments to the Stibnite Foundation equal to 1% of Total Comprehensive Income less debt repayments or a minimum of $0.5 million.

Option Payments on Mining Claims

The Corporation is obligated to make option payments on mineral claims comprising the Cinnabar prospect in order to maintain an option to purchase to obtain title to these claims. As of June 30, 2020, the remaining option payments due on the Cinnabar property are $80,000, which will be paid over the next two years. The agreement includes an option to extend up to 20 years.

OFF BALANCE SHEET ARRANGEMENTS

The Corporation has no off-balance sheet arrangements as of June 30, 2020 and the date of this MD&A.

RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

During the three and six months ended June 30, 2020 and 2019, compensation of directors and officers and other key management personnel who have the authority and responsibility for planning, directing and controlling the activities of the Corporation was:

	Three Months Ended		Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Salaries and benefits	196,804	188,150	394,295	372,416
Share based compensation	129,541	103,012	232,266	308,126
	$326,345	$291,162	$626,561	$680,542

No post-employment benefits, termination benefits, or other long-term benefits were paid to or recorded for key management personnel during the three and six months ended June 30, 2020 and 2019.

Upon the issuance of the 2016 Notes, of which Paulson & Co., Inc. (“Paulson”) participated, the Corporation entered an Investor Rights Agreement (“IRA”) with Paulson. The IRA entitles Paulson to nominate two directors to the Corporation’s Board of Directors through the period to which Paulson maintains a fully diluted ownership of more than 20%. Paulson was the sole participant of the 2020 Notes. Upon the issuance of the 2020 Notes, the IRA was amended to entitle Paulson to nominate one of its two director nominees as Chair of the Corporation’s Board of Directors. If all notes were converted, Paulson would hold 209,357,324 shares of the Corporation.

MINERAL PROPERTIES

Stibnite Gold Project

The Corporation‘s subsidiaries’ property holdings at the Stibnite Gold Project are comprised of a contiguous package of unpatented federal lode claims, unpatented federal mill site claims, patented federal lode claims and patented mill site claims. As of June 30, 2020, this land position encompassed approximately 11,548 hectares held in 1,518 unpatented lode and mill site claims and patented land holdings. The Corporation’s subsidiaries acquired these rights under The 1872 Mining Law through a combination of transactions and staking and holds a portion under an option agreement. Bureau of Land Management claim rental payments, filings are current as of the date of this filing and the claims are all held in good standing. Normal maintenance and upkeep of the Project infrastructure continued during the quarter.

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Permitting for Redevelopment

On December 13, 2016, the USFS reported that it had determined that the Plan of Restoration and Operations (“PRO”) filed by Midas Gold Idaho, Inc. on September 21, 2016 for the restoration, re-development and operation of the Stibnite Gold Project in Valley County, Idaho met the requirements for a plan of operations under USFS regulations allowing the USFS to commence the formal review of the Project under NEPA. The USFS completed public scoping under NEPA during the third quarter of 2017 and the regulatory and cooperating agencies are conducting reviews of the information provided by Midas Gold in its plan of restoration and operations and analyses of alternatives as required under NEPA. The NEPA review is being undertaken in a coordinated process by a total of seven federal, state and local agencies under a memorandum of understanding entered into in September 2017. The NEPA process is ongoing and the most recent U.S.D.A. Forest Service Schedule of Proposed Actions released on July 1st subsequent to the end of this reporting period lists a date of August 2020 for the release of the Draft Environmental Impact Statement.

District Exploration

No drilling was completed during the reporting period. Other activities continued with efforts directed at updating geological, alteration and structural modelling of the mineral resources to support value engineering design, metallurgical programs and environmental studies for the Feasibility Study and permitting.

Environmental and Other Matters Pertaining to the Stibnite Gold Project

The Project is located in a historic mining district with extensive and widespread exploration and mining activity with related environmental effects spanning nearly 100 years from the early 1900s until today. Actions by prior operators and government agencies have addressed some of the historic environmental issues, but extensive disturbance and legacy effects remain.

For additional disclosure on Environmental and Other Matters refer to the Corporation’s Annual Information Form for the years ended December 31, 2019 and December 31, 2018, the prospectus dated June 30, 2011, the short form prospectus dated March 8, 2012 and the preliminary and final shelf prospectus dated March 12, 2019 and April 4, 2019, respectively. The Corporation is, and in the future will continue to be, subject to federal, state and local statutes, rules and regulations related to environmental protection, site access and construction activities, among others. The environmental effects, if any, of current and future activities will be monitored and, where appropriate, mitigated, reclaimed and restored by the Corporation’s subsidiaries.

A number of environmental studies and regulatory investigations in the District identified numerous areas of potential environmental degradation related to past mining. In the past, regulatory actions under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the Resource Conservation and Recovery Act (“RCRA”) and state law have been taken by the U.S. Environmental Protection Agency (“EPA”), the USFS and the Idaho Department of Environmental Quality (“IDEQ”) against historic mining operators. All of these regulatory activities and related clean-up programs pre-date any ownership or activity by the Corporation’s subsidiaries and neither the Corporation nor its subsidiaries have ever been operators of the site. Prior to its acquisitions in the District, the Corporation’s subsidiaries have conducted due diligence and all appropriate inquiry, comprising formal phased assessments of the properties comprising the Project in order to avoid potential owner/operator liability related to past hazardous substance releases and to maintain its status as a bona fide prospective purchaser (“BFPP”) under CERCLA. The Corporation’s subsidiaries are discharging its continuing CERCLA obligations in the District in order to maintain their landowner liability protection. The Corporation itself has never had any ownership in the mineral properties comprising the Project.

Several of the patented lode mining claims and mill sites acquired by subsidiaries of Midas Gold in the areas of the former West End mine patented lode mining claims and patented mill sites previously used for processing operations are subject to an existing consent decree, which covers certain environmental liability and remediation responsibilities with respect to such claim holdings. The consent decree provides the regulatory agencies (that were party to the agreement) access and the right to conduct remediation activities under their respective CERCLA and RCRA authorities as necessary and to prevent the release or potential release of hazardous substances. The consent decree also requires that heirs, successors and assigns refrain from activities that would interfere with or adversely affect the integrity of any remedial measures implemented by government agencies. Several of the patented claims in the Hangar Flats and Yellow Pine properties acquired by subsidiaries of Midas Gold are also subject to a consent decree between the previous owner of those claims and the United States. That consent decree imposes certain obligations on that previous owner, including that the previous owner will cooperate with the EPA and USFS in those agencies’ efforts to secure any government controls necessary to implement response activities.

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On June 6, 2019, the Corporation announced that it and its subsidiaries were advised by the Nez Perce Tribe that it intended to initiate legal action against the Corporation and its subsidiaries related to water quality impacts due to historical mining activity prior to involvement by Midas Gold and its subsidiaries with the site. The Tribe subsequently filed the legal action in the U.S. District Court of Idaho on August 8, 2019 and the Corporation and its subsidiaries are presently defending against the litigation. The suit includes allegations that the Corporation and its subsidiaries have violated the Clean Water Act on lands owned by the United States government and administered by the Forest Service. As the Corporation and its subsidiaries previously advised the Federal court in October 2019 in its motion to dismiss the case, Midas Gold Corp. and its subsidiaries have no authority to remedy plaintiff’s claims due to Federal regulatory requirements requiring permission by the United States government to significantly disturb the Forest Service lands in the manner requested by the Tribe. Because the Corporation and its subsidiaries do not have control or responsibility over alleged Clean Water Act violations claimed by the Tribe to be occurring on lands owned and administered by the Federal government, they have notified the Forest Service that they may seek to join them in the case. The scheduling order in the suit requires parties to be joined by August 18, 2020. Barring any other developments, the Corporation and its subsidiaries reluctantly intend to ask the court to join the Forest Service by that deadline.

Neither Midas Gold nor its subsidiaries caused the alleged current water quality issues at the site. Neither Midas Gold nor its subsidiaries have ever conducted any mining operations at site and therefore have no control or responsibility for any alleged pollutant discharges on the site. The Corporation's subsidiaries’ actions on the Project site have been limited to studying current mineral resource potential and environmental conditions in the Stibnite Mining District, evaluating the optimal solutions for remediation and restoration and presenting those solutions to the government agencies with appropriate regulatory authority as part of an integrated redevelopment plan for the site. Midas Gold’s subsidiaries have routinely and continually communicated with environmental regulators on the issue of the site's water quality as is required under CERCLA. The Corporation’s subsidiaries have regularly reported to the federal and state regulators current information on the condition of surface and groundwater and are working closely with the IDEQ and the EPA to gain permission to take further action and learn more about the specific causes of degraded water quality. Finally, the Corporation and its subsidiaries have engaged in appropriate natural resources restoration through the planting of over fifty-five thousand trees on site..

Plans for the Environmental Issues

The Corporation expects that issues related to existing environmental concern will be addressed as part of the currently ongoing permitting process for future mining operations. Over the past two and a half years, the Corporation’s subsidiary, Midas Gold Idaho, Inc., has been working with regulators to develop a framework under CERCLA to address historical legacy impacts at the site. Midas Gold Idaho, Inc. is proposing early cleanup actions that, upon approval, could begin taking place as early as this year that are designed to immediately improve water quality in a number of areas on the site while longer-term actions are being evaluated through the NEPA process. Such early actions would take place under a voluntary administrative order on consent (“AOC”) under CERCLA that would afford legal certainty for Midas Gold Idaho, Inc. in performing any approved actions by the federal government. Pursuant to a process that was agreed to late last year, drafts of the AOC and work plans for such early actions are currently under review by the Environmental Protection Agency (“EPA”), Idaho Department of Environmental Quality (“IDEQ”), Shoshone-Bannock Tribes, and USFS. An ancillary outcome of the AOC would be the opportunity to request the court for a stay, and/or to dismiss, the Clean Water Act litigation (see news release dated December 4, 2019). Under CERCLA and case law precedent, a Federal court has no jurisdiction over a pending Clean Water Act case where an AOC addresses both the same site and the same goals of the pending lawsuit. Midas Gold Idaho, Inc. believes that the optimum solution for the site is for all stakeholders to work together to implement the comprehensive and permanent reclamation and restoration of the numerous legacy issues around the site, funded through cash flow from the redevelopment of the site as a modern mining operation. The proposed early actions by the Corporation and subsidiaries presently under review offer a concrete example of what such collaborative discussions can yield.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results.

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Accounting estimates are estimates and assumptions made by management that may result in material adjustments to the carrying amount of assets and liabilities within the next financial year. Critical estimates used in the preparation of these consolidated financial statements include, among others, the useful lives of buildings and equipment, valuation of assets, valuation of share-based compensation, warrant and Convertible Note Derivatives, mineral resource estimates and the recoverable amount of exploration and evaluation expenditures.

Accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. Critical accounting judgments include the accounting for its exploration and evaluation assets, recognition of deferred tax assets or liabilities, functional currency, fair value of the Convertible Note Derivatives, expected economic lives of and the estimated future operating results and net cash flows from buildings and equipment and exploration and evaluation assets.

FINANCIAL INSTRUMENTS

The Corporation’s cash balance increased from $17,504,622 on December 31, 2019 to $38,864,647 on June 30, 2020 as a result of the issuance of the 2020 Notes during March 2020, partially offset by expenditures during the period. There have been no other significant changes in the Corporation’s financial instruments since December 31, 2019, with the exception of the warrant derivative and the change in fair value of the Convertible Note Derivatives, which are discussed in Results of Operations.

OUTSTANDING SHARE DATA

	August 13, 2020	June 30, 2020
Common shares issued and outstanding	273,901,194	271,693,656
Options outstanding	21,089,000	23,306,000
Warrants outstanding	2,000,000	2,000,000
Shares issuable on conversion of Convertible Notes	243,211,305	243,211,305
Total	540,201,499	540,210,961

DISCLOSURE CONTROL AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation’s management, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has designed disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

DC&P are designed to provide reasonable assurance that material information relating to the Corporation is made known to the CEO and CFO during the reporting period and the information required to be disclosed by the Corporation is recorded, processed, summarized and reported in a timely and appropriate manner. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with international financial reporting standards. Due to the inherent limitations associated with any such controls and procedures, management recognizes that, no matter how well designed and operated, they may not prevent or detect misstatements on a timely basis.

The Corporation’s management, under the supervision of the CEO and CFO, has evaluated the design effectiveness of its DC&P and ICFR and concluded that, as of June 30, 2020, they are effective in providing reasonable assurance regarding required disclosures and the reliability of external financial reporting.

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CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

National Instrument 52-109 also requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. No changes were made to the Corporation's ICFR in the three months ended June 30, 2020 which have materially affected, or are reasonably likely to materially affect, ICFR.

EXTRACTIVE SECTOR TRANSPARENCY MEASURE ACT – REPORTING

In accordance with Canada’s Extractive Sector Transparency Measures Act (the “Act”) that was enacted on December 16, 2014 and brought into force on June 1, 2015, that is intended to contribute to global efforts to increase transparency and deter corruption in the extractive sector, Midas Gold reports that for the three and six months ended June 30, 2020, it has made payments of fees and taxes, as defined by the Act, of US$83,365 and US$183,330 respectively, to the government entities below.  The Act only requires payments greater than C$100,000 to be reported and the Corporation will follow these requirements, however the below is provided for additional transparency.

Quarter	Payee	Details	Amount
2020 Q1	Idaho Department of Lands	Reimbursement of expenditures related to water quality testing at the Stibnite Gold Project	$48,365

	Shoshone-Bannock Tribes	Shoshone-Bannock Tribes Ethnographic Study	$45,000

	Idaho Department of Environmental Quality (“IDEQ”)	Reimbursement of expenditures related to on going IDEQ permitting	$6,600

2020 Q2	Idaho Department of Lands	Reimbursement of expenditures related to water quality testing at the Stibnite Gold Project	$48,365

	Nez Percé Tribe	Nez Percé Tribe Ethnographic Study	$25,000

	Village of Yellow Pine	Community Agreement Payment – road repairs	$10,000

	Total		$183,330

USE OF PROCEEDS

The Corporation’s news release dated March 17, 2020 stated that the US$35.0 million proceeds raised in the issuance of the 2020 Notes would be used for permitting and feasibility studies for the Stibnite Gold Project and for working capital and general corporate purposes. Since the issuance of the 2020 Notes until June 30, 2020, the Corporation used the proceeds from the 2020 Notes and working capital that was previously available to advance permitting and a feasibility study for the Project.

RISKS AND UNCERTAINTIES

Midas Gold is subject to a number of significant risks due to the nature of its business and the present stage of its business development. Only those persons who can bear risk of the entire loss of their investment should invest in the Corporation’s common shares, convertible debentures, warrants, options or other securities.

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Midas Gold’s failure to successfully address such risks and uncertainties could have a material adverse effect on its business, financial condition and/or results of operations, and the future trading price of its common shares may decline and investors may lose all or part of their investment. Midas Gold cannot give assurance that it will successfully address these risks or other unknown risks that may affect its business. Estimates of mineral resources and mineral reserves are inherently forward-looking statements subject to error. Although mineral resource and mineral reserve estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Actual results will inherently differ from estimates. The unforeseen events and uncontrollable factors include: geologic uncertainties including inherent sample variability, metal price fluctuations, variations in mining and processing parameters, and adverse changes in environmental or mining laws and regulations. The timing and effects of variances from estimated values cannot be accurately predicted.

Below is a brief summary of some of Midas Gold’s risks and uncertainties. These risk factors are not a definitive list of all risk factors associated with an investment in the common shares of Midas Gold or in connection with the Corporation’s operations.

Industry Risks

•	Metal prices have fluctuated widely in the past and are expected to continue to do so in the future, which may adversely affect the amount of revenues derived from the future production of mineral reserves.
•	Global financial markets can have a profound impact on the global economy in general and on the mining industry in particular.
•	Mineral exploration and development in the United States is subject to numerous regulatory requirements on land use.
•	Longstanding legal certainty about The 1872 Mining Law is being challenged in Federal Court.
•	Resource exploration and development is a high risk, speculative business.
•	Mineral exploration and development is subject to numerous industry operating hazards and risks, many of which are beyond Midas Gold’s control and any one of which may have an adverse effect on its financial condition and operations.
•	Mineral exploration and development activities are subject to geologic uncertainty and inherent variability.
•	The quantification of mineral resources and mineral reserves is based on estimates and is subject to great uncertainty.
•	Increased operating and capital costs may adversely affect the viability of existing and proposed mining projects.

The Corporation’s Risks

•	Midas Gold will need to raise additional capital through the sale of its securities or other interests, resulting in potential for significant dilution to the existing shareholders and, if such funding is not available, Midas Gold’s operations would be adversely affected.
•	Midas Gold has an obligation to repay the outstanding principal under the Convertible Notes issued in March 2016 and the Convertible Notes issued in March 2020 by the seventh anniversary of their issuance unless previously converted into shares; on or before that date Midas Gold either needs to have arranged sufficient funding to repay the outstanding principal or to have converted the notes into common shares in accordance with the terms of the Convertible Notes.
•	Future sales of Midas Gold’s common shares into the public market by holders of Midas Gold options and warrants may lower the market price, which may result in losses to Midas Gold’s shareholders.
•	Midas Gold is subject to numerous government regulations which could cause delays in carrying out its operations, and increase costs related to its business.
•	Midas Gold is currently undertaking an extensive permitting process for the redevelopment and restoration of the Stibnite Gold Project and the timeframes for such processes are not fixed and can take significantly longer than expected.
•	Midas Gold’s current and future permits to conduct activities at the Stibnite Gold Project could be challenged during regulatory processes or in the courts by third parties and such challenges may delay or prevent the Corporation from meeting its objectives.
•	Midas Gold may face opposition from environmental non-governmental organizations (“NGOs”), Indian tribes or other stakeholders that may delay or interfere with the regulatory process for the development of the Project.
•	The Nez Percé Tribe has filed a complaint against Midas Gold under the Clean Water Act that the Corporation is vigorously defending. If successful, this litigation could act to delay the Project.
•	Midas Gold has not completed an environmental impact statement, nor has it received the necessary permits for water or explosives to conduct mining operations.

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•	Midas Gold’s activities are subject to environmental liability.
•	Midas Gold faces substantial competition within the mining industry from other mineral companies with much greater financial and technical resources and Midas Gold may not be able to effectively compete.
•	Midas Gold’s future exploration and development efforts may be unsuccessful.
•	Midas Gold’s mineral resource and mineral reserve estimates may not be indicative of the actual gold that can be mined.
•	Midas Gold has a limited history as an exploration company and does not have any experience in putting a mining project into production.
•	Midas Gold expects to continue to incur losses and may never achieve profitability, which in turn may harm the future operating performance and may cause the market price of Midas Gold’s common shares to decline.
•	Midas Gold has negative cash flow from operating activities.
•	Midas Gold’s title to its mineral properties and its validity may be disputed in the future by others claiming title to all or part of such properties.
•	Midas Gold’s ability to explore and, if warranted, develop its mineral claims may be impacted by litigation or consent decrees entered into by previous owners of mineral rights that now comprise the Project, related to disturbance related to past mining and exploration activities.
•	Midas Gold depends on key personnel for critical management decisions and industry contacts but does not maintain key person insurance.
•	Midas Gold does not have a full staff of technical people and relies upon outside consultants to provide critical services.
•	Certain Midas Gold directors also serve as officers and/or directors of other mineral resource companies, which may give rise to conflicts.
•	Midas Gold has no history of paying dividends, does not expect to pay dividends in the immediate future and may never pay dividends.
•	Midas Gold’s business involves risks for which Midas Gold may not be adequately insured, if it is insured at all.
•	A shortage of supplies and equipment could adversely affect Midas Gold’s ability to operate its business.
•	A cyber security incident could adversely affect Midas Gold’s ability to operate its business.
•	It may be difficult to anticipate the effects of COVID-19 to the Corporation.

CAUTIONARY NOTE IN RESPECT OF MINERAL RESOURCES AND MINERAL RESERVES

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. The Project mineral resource estimates include inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to the measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

The mineral resources and mineral reserves at the Project are contained within areas that have seen extensive disturbance resulting from prior mining activities. For Midas Gold to advance its interests at the Stibnite site, the Project will be subject to a number of Federal, State and local laws and regulations and will require permits to conduct its activities. However, Midas Gold is not aware of any environmental, permitting, legal or other reasons that would prevent it from advancing the Project.

This MD&A and the mineral resource and mineral reserve estimates referenced in this MD&A are reported in accordance with the requirements under Canadian securities laws, namely National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), which differ from the requirements under U.S. securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements under the U.S. Securities and Exchange Commission (“SEC”) Industry Guide 7. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade, without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Midas Gold is not a SEC registered Corporation nor are any of its subsidiaries.

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